

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 18, 2015

<u>Via E-mail</u>
Jan Alston
President and CEO
CMX Gold & Silver Corp.
31 Stranraer Place SW
Calgary, Alberta, Canada T3H 1H5

> **Re: CMX Gold & Silver Corp.**
> **Offering Statement on Form 1-A**
> **Filed October 23, 2015**
> **File No. 024-10490**

Dear Mr. Alston:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. We note your references to quantities of mineralization that are not proven or probable reserves. For example on page 3 you state that 227,000 tonnes of the North Ore Body were not mined; on pages 3 and 22 you state that a waste dump is estimated to contain several hundred thousand tonnes of metal bearing material; on page 17 you disclose an unverified proven reserve estimate; and on page 23 you disclose historical resources. Generally, only proven and probable reserves may be disclosed in filings with the United

States Securities and Exchange Commission. As a company incorporated in Canada we have accepted reserve and resource disclosure pursuant to the exception in paragraph (b)(5) (3) of Industry Guide 7. Please tell us if these estimates comply with National Instrument 43-101 and, if not, revise to remove from your filing.

Part II – Offering Circular

Plan of Distribution, page 10

2. Please disclose the crowdfunding sites you "will utilize … to advertise the Offering." Additionally, we note that your offering does not include a minimum. Please disclose the reasons for and impact to prospective investors of having a "First Closing 60 days after" qualification.

Item 6. Use of Proceeds to Issuer, page 11

3. Since your offering is being conducted on a best efforts basis and there is no guarantee that you will be able to raise the maximum net proceeds of the Units offering of $480,000, please revise this section to disclose the range of possible outcomes in the event you are unable to raise the maximum amount of funds from the offering as well as your planned use of the offering proceeds in the event that an amount less than the maximum offering proceeds is received. Additionally, please address the extent to which you intend to use proceeds to (1) repay outstanding debts, including to related parties, or (2) fund the drilling program referenced on pages 19 and 25.

Independent Auditor's Report

4. Please revise to obtain a report of the independent auditor which indicates that their audit was conducted in accordance with U.S. Generally Accepted Auditing Standards or with the standards of the Public Company Accounting Oversight Board (United States). The independent auditor's report should also be revised to indicate whether the consolidated financial statements for CMX Gold & Silver Corp. present fairly the Company's financial position and their financial performance and cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the IASB. Refer to General Rules (a)(2) and (c)(1)(iii) outlined in Part F/S to the General Instructions to Form 1-A.

5. We note the emphasis of matter paragraph contained in the independent auditor's report which indicates that the matters described in Note 1 to the financial statements indicate the existence of a material uncertainty which "may cast significant doubt about the ability of CMX Gold & Silver Corp. to continue as a going concern". Please note that audit opinions that use conditional language in expressing a conclusion concerning the existence of substantial doubt about the entity's ability to continue as a going concern are not appropriate. Please revise to indicate whether or not there is or is not significant

doubt about the ability of CMX Gold & Silver Corp. to continue as a going concern based on the matters described in Note 1. Refer to the guidance outlined in Section AU 341 of the standards of the Public Company Accounting Oversight Board and Section AU-C 570.16 of U.S. Generally Accepted Auditing Standards.

Item 9. Management's Discussion and Analysis

Exploration and Evaluation Assets

Clayton Property, page 29

6. We are unable to locate the National Instrument 43-101 compliant technical report for Clayton that was filed on Sedar.com on March 7, 2013. Please advise.

Exhibits

7. We note that Section 12 of the subscription agreement indicates that contracts and documents relating thereto shall be governed by and construed in accordance with the laws of the State of Idaho, and that the parties irrevocably consent to "the exclusive jurisdiction of the courts of the State of Idaho." Please disclose this provision in risk factors and highlight the impact to potential investors. For example, it appears this provision may limit a shareholder's ability to bring a claim against you.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining